December 28, 2017

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Wizard World, Inc.

We have read Item 4.01, and are in agreement with the statements as they related to our firm being made by Wizard World, Inc. in Item 4.01 of its Form 8-K dated December 28, 2017, captioned “Changes in Registrant’s Certifying Accountant”. We have no basis to agree or disagree with the other statements contained therein.

Respectfully,

/s/ Rosenberg Rich Baker Berman & Company